Exhibit 99.2

Equinox Gold Corp.

Secondary Offering of Common Shares

October 3, 2024

A final base shelf prospectus containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement are accessible through SEDAR+ at www.sedarplus.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The Company has filed a registration statement on Form F-10 (including a final base shelf prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering.

Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of such documents may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Terms and Conditions

Issuer:	Equinox Gold Corp. (the “Company”).

Selling Shareholder:

Ninety Fourth Investment Company LLC (“Ninety Fourth”)

In February 2019 MDC Industry Holding Company LLC (“MDC”), an affiliate of Ninety Fourth, purchased $130 million in convertible notes due October 12, 2024 (the “2019 Convertible Notes”) from the Company. On October 3, 2024, MDC converted the 2019 Convertible Notes into common shares of the Company (“Common Shares”) at a US$5.25 per share conversion price and no longer holds any 2019 Convertible Notes.

Following the Offering, MDC will continue to hold a second US$130 million aggregate principal amount convertible note of the Company with a September 10, 2025 maturity date and a US$6.50 per share conversion price, which will represent approximately 4.22% of the issued and outstanding Common Shares on an as-converted basis.

Offering:	Secondary offering of 24,761,905 Common Shares

Offering Price:	US$5.65 per Common Share

Sale Amount:	US$139,904,763

Use of Proceeds:	The net proceeds of the Offering will be paid directly to Ninety Fourth. The Company will not receive any proceeds from the Offering.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces and territories of Canada, however no sales will be made in Quebec. Registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company, acting reasonably, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement, or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Lock-up:	The Company and Ninety Fourth will each enter into a 45 day lock-up agreement.

Listing:	The Common Shares are listed on TSX and the NYSE American under the symbol “EQX”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs, and FHSAs.

Sole Underwriter:	BMO Capital Markets

Commission:	4.0%

Closing:	October 9, 2024